David A. Savner

Senior Vice President, General Counsel

and Secretary

October 16, 2009

Mr. Daniel Morris

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	General Dynamics Corporation

Form 10-K filed February 20, 2009

File No. 1-3671

Via Overnight Delivery and EDGAR

Dear Mr. Morris:

On behalf of General Dynamics Corporation, the Company’s responses to comments addressed in your letter dated September 22, 2009, are provided below.

SEC Comment

1.	We note that in your response to prior comment 1, you include revenue amounts for services provided by Jet Aviation to entities owned by the Iranian government and Sudanese aviation authorities since January 1, 2009. Please also provide the amount of revenues for services to the three aviation services providers in Syria and for aircraft maintenance support services provided to customers in Syria. In addition, please tell us the amount of revenues Jet Aviation received for services provided in connection with Iranian, Syrian and Sudanese contacts for the last three fiscal years and tell us whether their activities in these countries will continue in the future.

General Dynamics’ Response

We have identified $751 of revenues in fiscal 2009 for maintenance services provided by Jet Aviation’s operation in Geneva, Switzerland, to one customer, an aviation service provider that, while headquartered outside of Syria and with worldwide operations, has an office in Syria. For the other aviation service providers referenced in the request, which have a presence in Syria, we have not identified 2009 revenues associated with those customers.

We note that Jet Aviation provides its services at locations throughout the world, though Jet Aviation does not have facilities in Iran, Sudan or Syria. These operations include routine refueling, maintenance and related services to aircraft on an as-needed basis at the request of aircraft owners or operators. Because of the ad hoc nature of these services and the fact that these customers typically are not serviced under long-term contracts, Jet Aviation does not necessarily know the relationships these customers may have with others. To our knowledge, Jet Aviation’s customers are neither

October 16, 2009

directly connected to, nor have contractual arrangements with, the governments of those countries. We do not consider the provision of these routine services to constitute doing business with U.S.-designated state sponsors of terrorism.

The Staff’s request for three years of revenues for routine services provided in connection with Iranian, Syrian and Sudanese contacts would be unduly burdensome due to the fact that we acquired Jet Aviation in November 2008 and the requested information is not readily available. Jet Aviation’s different geographic locations use different accounting systems, as well as different methods of maintaining books and records, that do not easily permit the aggregation of data on a customer-by-customer or vendor-by-vendor basis. To comply with the Staff’s request, Jet Aviation would be required to manually review hundreds and possibly thousands of invoices and billing records in order to identify records relating to the customers or payees as requested in the Staff’s comment. In addition, as noted above, customers of Jet Aviation may have relationships with countries that would be relevant to an attempt to respond to the Staff’s request for historical information. However, Jet Aviation does not have the ability to determine the extent of those relationships and therefore could offer no assurance that any information provided in its response would be complete. We respectfully submit that the work that would be required to respond to the Staff’s request would be unduly burdensome and request that Jet Aviation not be required to provide information for its past three fiscal years.

We note that the services discussed in this response, as well as in the response set forth in our July 16, 2009, letter (together, the “Responses”), are typically provided on an as-needed basis rather than through long-term service contracts. We confirm for the Staff that Jet Aviation is not currently party to any long-term contracts with the customers discussed in the Responses. Regarding future business, Jet Aviation will continue to consider a variety of factors, including the identity of the customer and Jet Aviation’s ability to provide requested services in a legally compliant manner.

SEC Comment

2.	Please tell us whether any of the services or products Jet Aviation provides in connection with activities in these countries involve navigation equipment or systems or airborne communication equipment.

General Dynamics’ Response

We confirm that Jet Aviation’s activities did not include the provision of navigation equipment or systems or airborne communication equipment.

SEC Comment

3.

We note the last sentence in your response to prior comment 1. Please discuss the reasons you do not believe disclosure is warranted as to any specific material investment risk to shareholders including risks to the company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state

October 16, 2009

sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan, Iran or Syria.

General Dynamics’ Response

We do not believe that the limited activities discussed in the Reponses, conducted in the normal course of Jet Aviation’s business, are sufficient to lead investors to conclude that we support U.S.-designated state sponsors of terrorism. We have not, to our knowledge, experienced any negative publicity or reputational damage associated with the activities described in the Responses, nor do we believe that the limited activities described in the Responses, when viewed in the context of the Company’s 2008 revenues of approximately $29.3 billion, would have any impact on the Company’s share price. In addition, we employ robust compliance programs to ensure compliance with applicable laws and regulations, including U.S. export control and sanctions laws and regulations. We do not believe that the activities described in the Responses are either quantitatively or qualitatively material or that a reasonable investor would deem this information important in affecting the total mix of information available to investors.

SEC Comment

4.	We note your response to prior comment 6 and understand you did not deem orders and sales targets material elements in the consideration of your 2008 bonus awards. So that we can better understand your position, please provide us with your analysis of why you did not consider those targets material. Include in your analysis why you believe the other targets that were disclosed did, comparatively, constituted material elements of the ultimate award decisions. Alternatively, please confirm that you will, in future filings, disclose the orders and sales performance targets discussed on page 20 of your Schedule 14A as well as any other targets that may be used in the award-making process for named executive officers.

General Dynamics’ Response

The disclosure on page 20 of our 2009 Proxy Statement lists the company’s operating plan goals. The operating plan is not a compensation plan. Rather, our Compensation Committee considers certain metrics contained in the operating plan when determining bonus compensation for our named executive officers. The Committee’s compensation determinations are not formulaic and involve the exercise of discretion. Accordingly, the Committee does not assign specific weights to operating plan metrics for named executive officers. For the 2009 bonus payments, the Compensation Committee considered those operating plan metrics that it believed aligned most closely with the responsibilities of each named executive officer. For the CEO, CFO and General Counsel, whose compensation is discussed in the Compensation Discussion & Analysis on page 28 of our 2009 Proxy Statement, those operating plan metrics were earnings from continuing operations, free cash flow from operations, return on invested capital and earnings per share, which represent the metrics which these named executive officers, located at our corporate headquarters, are most likely to influence. Components of the operating plan that are not considered by the Compensation Committee in determining bonus amounts necessarily are not material to an understanding of the named executive officers’ compensation.

October 16, 2009

We do not believe that disclosure of Company-wide operating goals that are not directly tied to the Compensation Committee’s decisions for the named executive officers would be material to an investor’s understanding of those decisions. However, in future filings, we will clarify the distinction between general elements of the Company’s operating plan and the specific operating plan metrics considered by the Compensation Committee in its determinations.

*        *        *

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the filings; that staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would welcome the opportunity to discuss these comments with you further. In the meantime, please do not hesitate to contact me with any questions about these matters.

Sincerely,

/s/ DAVID A. SAVNER
David A. Savner
Senior Vice President, General Counsel and Secretary